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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                         THE AMERICAS GROWTH FUND, INC.
                           (Name of Subject Company)

                             ---------------------

                         THE AMERICAS GROWTH FUND, INC.
                       (Name of Person Filing Statement)

                             ---------------------

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                             ---------------------

                                   03060F107
                     (CUSIP Number of Class of Securities)

                             ---------------------

                               LEONARD J. SOKOLOW
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                         THE AMERICAS GROWTH FUND, INC.
                        701 BRICKELL AVENUE, SUITE 2000
                              MIAMI, FLORIDA 33131
                                 (305) 374-0282
      (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

                             ---------------------

                                   COPIES TO:

                            LESLIE J. CROLAND, ESQ.
    LUCIO, MANDLER, CROLAND, BRONSTEIN, GARBETT, STRIPHANY & MARTINEZ, P.A.
                        701 BRICKELL AVENUE, SUITE 2000
                              MIAMI, FLORIDA 33131
                                 (305) 579-0012
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                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by JW Charles Financial Services, Inc., a Florida corporation, to purchase all of the Shares (as defined below) of The Americas Growth Fund, Inc., a Maryland corporation.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is The Americas Growth Fund, Inc., a Maryland corporation (the "Company"). The address of the principal executive office of the Company is 701 Brickell Avenue, Suite 2000, Miami, Florida 33131. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $.01 per share (the "Shares"), of the Company.

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Schedule 14D-9 relates to the tender offer (the "Offer") disclosed in the Schedule 14D-1 dated August 18, 1997 (as amended or supplemented, the "Schedule 14D-1") filed with the Securities and Exchange Commission (the "Commission") by JW Charles Financial Services, Inc., a Florida corporation ("JW Charles"), relating to an offer by JW Charles to exchange shares of common stock, par value $.001 per share, of JW Charles ("JW Charles Shares") for all (but not less than 51%) of the outstanding Shares, upon the terms and subject to the conditions set forth therein. The principal executive offices of JW Charles are located at 980 North Federal Highway, Suite 210, Boca Raton, Florida 33432.

     The Offer is being made upon the terms and subject to the conditions set forth in JW Charles' Prospectus ("Prospectus") dated August 14, 1997. Pursuant to the terms of the Offer, each Share validly tendered on or prior to 12:00 midnight, Atlanta time, on September 22, 1997 (unless extended by JW Charles) and not properly withdrawn will be entitled to receive that number of JW Charles Shares equal to the exchange ratio of 0.431, which was determined by dividing
(a) $8.69 (the average of the last reported sales prices of JW Charles Shares on the American Stock Exchange (the "ASE") for the ten trading days immediately preceding the initial filing with the Commission of the JW Charles' registration statement of which the Prospectus forms a part) into (b) $3.74 (the net asset value per Share of the Company as of March 31, 1997, as reported in the Company's Quarterly Report on Form 10-QSB for the period ended March 31, 1997.)

     The Offer is subject to certain conditions, including the condition that JW Charles receive valid tenders for a sufficient number of the Shares to equal, when added to the Shares already owned by JW Charles, 51% of the outstanding Shares.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above.

     (b) Certain contracts, agreements, arrangements or understanding known to the Company between the Company and its affiliates are described below.

     EMPLOYMENT AGREEMENT

     Leonard J. Sokolow is employed as the Company's Chairman of the Board, President and Portfolio Manager, pursuant to an employment agreement (the "Employment Agreement") with the Company, dated August 30, 1994. The term of the Employment Agreement was for an initial three year term, which is automatically extended one additional year on each anniversary of the Employment Agreement beginning August 30, 1996, unless the Board of Directors of the Company provides Mr. Sokolow with one year prior notice that the term shall not be extended. The Employment Agreement currently terminates on August 30, 1999, unless extended in accordance with its terms. Under the Employment Agreement, Mr. Sokolow received a salary of $96,100 in 1996, which amount increases annually by the percentage increase in the Consumer Price Index. The Employment Agreement provides for the Company to indemnify Mr. Sokolow against any and all expenses, losses or liabilities reasonably incurred by him in his capacity as an employee,

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officer or director of the Company, to the extent permitted by law. The
Employment Agreement also provides for the reimbursement of health insurance premiums, automobile expenses not to exceed $500 per month, and travel expenses related to the Company's business. Mr. Sokolow's employment may be terminated by the Company with cause.

     The Company has implemented an employee profit sharing plan (the "Plan") which provides for payment of a performance fee in an amount equal to 20% of net income after taxes in each fiscal year, computed from the end of the last fiscal year in respect of which performance fees were paid ("Plan Income"). Such performance fee shall be payable regardless of the amount of net income. Pursuant to the Employment Agreement, Mr. Sokolow will receive 10% of Plan Income, if any; provided, however, that the amount so distributable to Mr. Sokolow pursuant to the Employment Agreement in any given year shall not exceed 50% of all amounts eligible to be distributed under the Plan. The Employment Agreement has been filed as Exhibit (c)(1) to this Schedule 14D-9 and is hereby incorporated by reference. If the Employment Agreement is terminated for any reason other than cause (as defined in the Employment Agreement), Mr. Sokolow will be entitled to receive up to 10% of the income attributable to the investments made by the Company during his employment with the Company.

     CERTAIN LITIGATION

     On November 26, 1996, a purported derivative stockholders' suit alleging breach of fiduciary duty under the Investment Company Act of 1940 was filed in the Circuit Court for the Fifteenth Judicial Circuit in Palm Beach County, Florida against the Company, its Board of Directors and JW Charles Securities, Inc., a subsidiary of JW Charles. The lawsuit has been removed by the defendants to the United States District Court for the Southern District of Florida, Miami Division. The suit was filed by Kevin King, Herbert Hill, as general partner of Double H Investment Co. and Bargelt Investments, Bonnie C. Hayes and Ronald Hayes, who purportedly own an aggregate of approximately 10% of the Shares. The plaintiffs seek certain equitable relief, including enjoining the Company's directors from acting in their capacities as directors of the Company and from making any investments or expenditures, except for payment of regular expenses and salaries, and an unspecified amount of damages in connection with, among other things, the merger agreement between the Company and Advanced Electronic Support Products, Inc. ("AESP"), which merger agreement was terminated by mutual agreement of the Company and AESP on November 8, 1996. The Company and the other defendants have filed several motions to dismiss this suit.

     Pursuant to the Company's Articles of Incorporation, By-Laws and applicable federal and state law, each of the directors of the Company has sought indemnification regarding this suit and the Company has agreed to indemnify the directors in connection therewith. As part of such indemnification, the Company has agreed to advance legal fees and expenses incurred by the directors in defending such suit. Each director has affirmed in writing his good faith belief that the standard of conduct necessary for indemnification by the Company has been met and each director has made a written undertaking to repay any such advance if it should be ultimately determined that the standard of conduct has not been met.

     On August 22, 1997, all parties to the litigation entered into a Settlement Agreement, pursuant to which (a) JW Charles Securities, Inc. will deliver $25,000 to the law firm of Lucio, Mandler, Croland, Bronstein, Garbett, Stiphany & Martinez, P.A., which is acting as escrow agent (the "Escrow Agent") under an Escrow Agreement dated August 22, 1997 among all of the parties and (b) all of the parties will deliver General Releases to the Escrow Agent.

     Pursuant to the terms of the Escrow Agreement, the Plaintiffs have agreed to transfer 155,800 Shares ("Plaintiffs' Shares") to the Escrow Agent within 30 days after the Escrow Agent has opened an escrow account with a financial institution. Certain persons (the "Buyers"), unaffiliated with JW Charles, the Company and its directors, are required to deliver $486,875 to the Escrow Agent. Such funds, representing a purchase price of $3.125 per Share, will be used to purchase the Plaintiffs' Shares. Affiliates of JW Charles were instrumental in structuring this settlement of the litigation.

     Upon receipt of the General Releases, the Plaintiffs' Shares, the $25,000 to be paid to the plaintiffs' law firm and the $486,875 representing the purchase price for the Plaintiffs' Shares, the Escrow Agent will deliver

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the Plaintiffs' Shares to the Buyers and will simultaneously (a) pay $486,875 plus accrued interest from the date the Plaintiffs' Shares are deposited into escrow to the law firm representing the plaintiffs; and (b) deliver the General Releases to the parties. Upon the Escrow Agent's receipt of a certified copy of an order from the United States District Court for the Southern District of Florida ("District Court") approving the settlement of the lawsuit and dismissing the lawsuit with prejudice, the Escrow Agent will pay the $25,000 plus accrued interest to the law firm representing the plaintiffs. If the District Court declines to approve the settlement or to dismiss the lawsuit with prejudice, the Escrow Agent will pay the $25,000 plus accrued interest to JW Charles Securities, Inc.

     The Settlement Agreement, the Escrow Agreement and the two General Releases are filed as Exhibits (c)(2), c(3), c(4) and c(5), respectively, to this
Schedule 14D-9 and are hereby incorporated by reference.

     INDEMNIFICATION

     The Articles of Incorporation of the Company, as amended to date (the "Articles of Incorporation"), provide that, to the fullest extent permitted by Maryland law, no director or officer of the Company shall be liable to the Company or its stockholders for monetary damages arising from any action taken as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted by law, including the Investment Company Act of 1940. The Articles of Incorporation have been filed as Exhibit (c)(6) to this
Schedule 14D-9 and are hereby incorporated by reference. Article XII of the By-Laws of the Company also provides for indemnification of officers and directors of the Company. The By-Laws of the Company has been filed as Exhibit
(c)(7) to this Schedule 14D-9 and is hereby incorporated by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

  (A) NO RECOMMENDATION OF THE BOARD OF DIRECTORS

     The averages of the last reported sales prices of the JW Charles Shares on the ASE for the 10 and 20 day periods prior to August 22, 1997 were approximately $8.03 and $8.36, respectively. Based upon such averages and other factors set forth in Item 4(b) hereof, the Board of Directors of the Company (the "Board") has unanimously determined that the Offer is fair to, and in the best interests of, the stockholders of the Company. However, the Board is not recommending to the stockholders of the Company that they accept the Offer and tender their Shares to JW Charles. The Board encourages each of the Company's stockholders to make an independent evaluation of the Offer. JW Charles Securities, Inc. and its affiliates were instrumental in structuring the settlement of the litigation described in Item 3(b) hereof. The settlement of the litigation eliminates the personal liability that the directors of the Company would have had if the plaintiffs were able to prevail in their claims against the directors. Accordingly, the Board is not recommending that the stockholders accept the Offer in order to avoid being perceived as biased in favor of JW Charles.

     A copy of the press release issued by the Company on August 29, 1997, announcing the position of the Board with respect to the Offer, is filed as Exhibit (a)(1) to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

  (B) BACKGROUND OF THE OFFER; REASONS FOR NO RECOMMENDATION

     JW Charles Securities, Inc. ("JW Charles Securities"), Corporate Securities Group, Inc. ("Corporate Securities Group") and JW Charles Clearing Corp. ("JW Charles Clearing"), three operating subsidiaries of JW Charles, had been the principal market makers for the trading of Shares on The Nasdaq Stock Market since they served as underwriters for the Company's initial public offering in August 1994. Such initial public offering was a firm commitment underwriting that was closed on August 19, 1994. In connection with the initial public offering, JW Charles received from the Company underwriting discounts and commissions and a non-accountable expense allowance totalling approximately $822,250.

     In April 1996, the Company entered into negotiations with respect to a proposed merger with Advanced Electronic Support Products, Inc. ("AESP"). The Company initially considered engaging JW Charles to serve as its financial advisor for certain of those negotiations, but ultimately determined not to do so. After

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several months of negotiations, the Company and AESP entered into a merger agreement in July 1996. In November 1996, the Company and AESP mutually agreed to terminate the merger agreement because the parties were unable to reach an agreement on revised terms for the merger, in response to regulatory issues raised by the Commission and AESP's then-current financial results and updated financial projections. Following the termination of the Company's merger agreement with AESP, certain holders of the Shares filed a lawsuit against the Company, its directors and JW Charles Securities. A description of that lawsuit is set forth in Item 3(b) to this Schedule 14D-9.

     From time to time since the completion of the Company's initial public offering in August 1994, Marshall T. Leeds, the Chairman of the Board, President and Chief Executive Officer of JW Charles, and Joel E. Marks, the Vice-Chairman of the Board and Chief Financial Officer of JW Charles, had discussions with the Company's Chairman and President, Leonard J. Sokolow, concerning the Company's operations and prospects, including any plans by the Company to increase its level of portfolio investments and otherwise to enhance stockholder value. Such discussions continued until March 1997 but did not include any negotiations or meetings with representatives of the Company's Board of Directors or its management concerning a possible transaction that could result in JW Charles' acquisition of control of the Company or acquisition of the Shares. Subsequent to June 1997, Messrs. Leeds, Marks and Sokolow did engage in several conversations relating solely to the terms of the settlement of the lawsuit described in Item 3(b) hereof.

     After JW Charles filed a registration statement describing the Offer with the Commission on June 9, 1997, the Board held a meeting on June 13, 1997 to discuss, among other things, retaining someone to provide the Board with an opinion as to the fairness of the Offer from a financial point of view. There was no substantive discussion of the Offer during that meeting, due to the fact that the Offer was subject to review by the staff of the Commission, a review which could take a period of thirty days, and the terms of the Offer could be modified as a result of, among other things, comments from the staff of the Commission and financial market conditions.

     The Board next met on July 7, 1997. During that meeting, the Board discussed the terms of the Offer, as described in the registration statement of JW Charles which was filed with the Commission on June 9, 1997. The Board deferred taking any position on the Offer during that meeting, until such time as someone had been retained to consider the fairness of the Offer from a financial point of view. During the Board meeting, the Board authorized Mr. Sokolow to retain Mitchell Kaye to provide the Board with a written fairness opinion. Mr. Sokolow was further authorized to negotiate and enter into an agreement with Mr. Kaye compensating him for preparing such an opinion.

     The Board had two subsequent meetings on August 8, 1997 and August 25, 1997, to discuss the terms of the Offer. In reaching its determination described in paragraph (a) above, the Board considered a number of factors, including without limitation, the following:

          (i) Historical information concerning the Company's business, prospects, financial performance and condition, operations and competitive position;

          (ii) The financial condition, results of operations, business and strategic objectives of the Company as well as the risks involved in achieving those objectives;

          (iii) Current financial market conditions and historical market prices, volatility and trading information with respect to the Shares and the JW Charles Shares, including the last reported sales prices of the JW Charles Shares on the ASE for the 10 and 20 day periods prior to August 22, 1997;

          (iv) The consideration to be received by the Company's stockholders in the Offer;

          (v) The performance of the Company on a historical basis and the prospects of the Company going forward as an independent company;

          (vi) A review of the possible alternatives to the Offer (including the possibility of continuing to operate the Company as an independent company and the liquidation of the Company) and the range of possible benefits to the Company's stockholders of such alternatives;

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          (vii) A discussion Marshall T. Leeds, Chairman of the Board, President
     and Chief Executive Officer of JW Charles, had with the Board during the August 8, 1997 Board meeting relating to the business, financial performance, operations and competitive position of JW Charles;

          (viii) The presentations to the Board on August 8, 1997 and August 25, 1997 by Mitchell Kaye;

          (ix) The written opinion of Mitchell Kaye to the effect that, as of the date of such opinion, the consideration to be received by the holders of the Shares in the Offer, at a value of $3.40 per JW Charles Share or higher, would be fair to such holders from a financial point of view. The full text of the written opinion of Mitchell Kaye dated August 22, 1997, which set forth assumptions made, matters considered and limitations on the review undertaken in connection with such opinion, is attached hereto as Annex A;

          (x) The relationship of the consideration to be received by the stockholders of the Company to historical market prices of the Shares and to the Company's net asset value; and

          (xi) The availability of appraisal rights if JW Charles decides to merge the Company with a wholly owned subsidiary of JW Charles.

     In view of the wide variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determination.

     THE FULL TEXT OF THE WRITTEN FAIRNESS OPINION OF MITCHELL KAYE IS FILED AS EXHIBIT (A)(2) TO THIS SCHEDULE 14D-9 AND IS ATTACHED HERETO AS ANNEX A. STOCKHOLDERS ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY. SUCH OPINION WAS PRESENTED FOR THE INFORMATION OF THE BOARD IN CONNECTION WITH ITS CONSIDERATION OF THE OFFER AND IS DIRECTED ONLY TO THE FAIRNESS, FROM A FINANCIAL POINT OF VIEW, OF THE VALUE OF THE CONSIDERATION REQUIRED TO BE RECEIVED BY HOLDERS OF THE SHARES IN ORDER FOR THE OFFER TO BE FAIR, FROM A FINANCIAL POINT OF VIEW. ACCORDING TO MR. KAYE, THE CONSIDERATION TO BE RECEIVED IN THE OFFER, AT A VALUE OF AT LEAST $3.40 PER SHARE, WOULD BE FAIR TO THE COMPANY'S STOCKHOLDERS. MR. KAYE, HOWEVER, HAS NOT DETERMINED THE VALUE OF THE JW CHARLES SHARES AND THEREFORE HAS NOT RENDERED AN OPINION THAT THE ACTUAL CONSIDERATION TO BE RECEIVED BY THE COMPANY'S STOCKHOLDERS PURSUANT TO THE OFFER IS FAIR FROM A FINANCIAL POINT OF VIEW. SUCH OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER SHARES IN THE OFFER.

     THE AVERAGES OF THE LAST REPORTED SALES PRICES OF THE JW CHARLES SHARES ON THE ASE FOR THE 10 AND 20 DAY PERIODS PRIOR TO AUGUST 22, 1997 WERE APPROXIMATELY $8.03 AND $8.36, RESPECTIVELY. BASED UPON SUCH AVERAGES AND THE OTHER FACTORS SET FORTH IN THIS ITEM 4(B), THE BOARD HAS UNANIMOUSLY DETERMINED THAT THE OFFER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY. HOWEVER, THE BOARD IS NOT RECOMMENDING TO THE STOCKHOLDERS OF THE COMPANY THAT THEY ACCEPT THE OFFER AND TENDER THEIR SHARES TO JW CHARLES. THE BOARD ENCOURAGES EACH OF THE COMPANY'S STOCKHOLDERS TO MAKE AN INDEPENDENT EVALUATION OF THE OFFER. JW CHARLES SECURITIES, INC. AND ITS AFFILIATES WERE INSTRUMENTAL IN STRUCTURING THE SETTLEMENT OF THE LITIGATION DESCRIBED IN ITEM 3(B) HEREOF. THE SETTLEMENT OF THE LITIGATION ELIMINATES THE PERSONAL LIABILITY THAT THE DIRECTORS OF THE COMPANY WOULD HAVE HAD IF THE PLAINTIFFS WERE ABLE TO PREVAIL IN THEIR CLAIMS AGAINST THE DIRECTORS. ACCORDINGLY, THE BOARD IS NOT RECOMMENDING THAT THE STOCKHOLDERS ACCEPT THE OFFER IN ORDER TO AVOID BEING PERCEIVED AS BIASED IN FAVOR OF JW CHARLES.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company retained Mitchell Kaye to render a fairness opinion, from a financial point of view, of the Offer. Pursuant to a letter agreement dated July 1, 1997 between the Company and Mitchell Kaye, the Company, as compensation for such services, has agreed to pay Mitchell Kaye a fee of approximately $6,000.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

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

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) During the past sixty days, no transactions in the Shares have been effected by the Company or, to the Company's knowledge, by any of its executive officers, directors or affiliates.

     (b) To the Company's knowledge, Leonard J. Sokolow, the Chairman of the Board, President and Chief Executive Officer of the Company, intends to tender the 100 Shares owned by him pursuant to the Offer. No other executive officer or director of the Company beneficially owns any Shares.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) No negotiation is being undertaken or is underway by the Company in response to the Offer that relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) There is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     Not applicable.

ITEM 9.  MATERIALS TO BE FILED AS EXHIBITS.

(a)(1)      --  Press release issued by the Company on August 29, 1997.
(a)(2)(1)   --  Opinion of Mitchell Kaye dated August 22, 1997.*
(a)(3)      --  Letter to Stockholders dated August 29, 1997 from Leonard J.
                Sokolow, Chairman of the Board of Directors, President and
                Chief Executive Officer of the Company.*
(c)(1)(2)   --  Employment Agreement dated August 30, 1994 between the
                Company and Leonard J. Sokolow.
(c)(2)      --  Settlement Agreement dated August 22, 1997 among Kevin King,
                Herbert Hill, individually and as general partner of Double
                H Investment Co. and Bargelt Investments, Bonnie C. Hayes and Ronald Hayes (collectively, the "Plaintiffs"), Leonard
                J. Sokolow, J. Antonio Villamil, Neil R. Winter, Sanford B.
                Cohen, Martin C. Engelmann, JW Charles Securities, Inc. and the Company (collectively, the "Defendants").
(c)(3)      --  Escrow Agreement dated August 22, 1997 among the Plaintiffs, the Defendants and Lucio, Mandler, Croland, Bronstein,
                Garbett, Stiphany & Martinez, P.A.
(c)(4)      --  General Release dated August 22, 1997 among the Plaintiffs and the Defendants.
(c)(5)      --  General Release dated August 22, 1997 among the Defendants and the Plaintiffs.
(c)(6)(3)   --  Articles of Incorporation of the Company, as amended to date.
(c)(7)(4)   --  By-Laws of the Company, as amended to date.

---------------

  * Included in copies mailed to stockholders.
(1) Attached hereto as Annex A.
(2) Incorporated by reference to an exhibit of the Company's Registration Statement on Form N-2 (Registration Nos. 33-80424; 814-144 (the "Registration Statement")).
(3) Incorporated by reference to an exhibit of the Registration Statement.
(4) Incorporated by reference to exhibits to the Registration Statement and the Company's Quarterly Report on Form 10-QSB for the quarter ended March 31, 1997.

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

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

                                          THE AMERICAS GROWTH FUND, INC.

                                          By:    /s/ LEONARD J. SOKOLOW
                                            ------------------------------------
                                                     Leonard J. Sokolow
                                               Chairman, President and Chief
                                                      Executive Officer

Dated: August 29, 1997

                                                                  Exhibit (a)(2)



                                    ANNEX A

                                 Mitchell Kaye
                              2137 Spindrift Court
                            Marietta, Georgia 30062
                                 (770) 998-4642
                                 (800) 888-KAYE
                               Fax (770) 998-2399

                                August 22, 1997

The Board of Directors
The Americas Growth Fund, Inc.
701 Brickell Avenue, Suite 2000
Miami, Florida 33131

Members of the Board:

     In accordance with your request, an analysis of

                         The Americas Growth Fund, Inc.

was performed.

     It is our understanding that JW CHARLES FINANCIAL SERVICES, INC. ("JWCFS"), has offered to purchase all (but not less than 51%) of the outstanding shares of common stock of THE AMERICAS GROWTH FUND, INC. ("AGRO"). Consideration for the purchase will be in the form of JWCFS common stock. Each share of AGRO common stock tendered will receive 0.431 shares of common stock of JWCFS, subject to certain adjustments.

     The date of this analysis is as of August 22, 1997, the current date.

     The objective of this analysis was to determine whether:

        - the consideration for the sale of The Americas Growth Fund, Inc., common stock is fair to shareholders of The Americas Growth Fund, Inc., from a financial point of view.

     The opinion and analysis were based upon the concept of "Fair Market Value". The term FAIR MARKET VALUE is defined as the estimated price at which an interest in a business enterprise might exchange in an arm's-length transaction between a willing buyer and a willing seller, neither being under compulsion, each having reasonable knowledge of all relevant facts, with equity to both.

     The opinion followed generally accepted valuation standards and conforms to the UNIFORM STANDARDS OF PROFESSIONAL APPRAISAL PRACTICE.

     In the course of this analysis for rendering this opinion, we have:

        1. reviewed Form 10-KSB submitted to the U.S. Securities and Exchange Commission for The Americas Growth Fund, Inc., for the year ended December 31, 1996;

        2. reviewed Form 10-QSB submitted to the U.S. Securities and Exchange Commission for The Americas Growth Fund, Inc., for the quarters ending March 31, 1997 and June 30, 1997;

        3. reviewed August 14, 1997 Prospectus of JW Charles Financial Services, Inc., with respect to their offer to the shareholders of AGRO;

        4. reviewed internal analyses regarding the valuation of on Globalink warrants and common shares in The Americas Group, Inc., owned by AGRO;

        5. spoke with management of AGRO regarding its operations, holdings and financial statements;

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

        6. reviewed publicly available financial and stock market performance data for AGRO and JWCFS;

        7. and conducted various tests, analyses and procedures that were considered necessary under the circumstances and constraints given.

     We analyzed the fairness of the offer from principally three perspectives. These were based upon the value of the offer using the traded market price of the common stock of both AGRO and JWCFS and applying the Exchange Ratio and its comparison to: (a) the traded market price of AGRO's common stock; (b) the net asset value per share of AGRO's common stock; and (c) the liquidation value per share of AGRO's common stock. These analyses are described below.

     TRADED MARKET PRICE. As of close of trading on August 19, 1997, AGRO's last traded stock price was at $2 13/16 per share. This compares with its traded price of $2 3/4 at July 28, 1997. JWCFS's common stock closed on July 31st at $8 7/8 per share, but the August 21st closing price was sharply lower at $7 3/8 per share. Based upon an Exchange Ratio of 0.431 shares of common stock of JWCFS for each share of AGRO, the offer, on a current stock price basis, translates into a value of $3.1786 for each share of AGRO or a 13.2% premium over the traded market price. Based upon the July 31, 1997 prices, with the former exchange ratio of 0.418, the premium approximated 34.9%.

     The traded price of publicly traded stocks, like AGRO, indicate values of relatively small lots or blocks, representing minority interests and not the fair market value of the company as a whole. A premium or tender offer is often necessary to acquire a controlling interest in a business and gives consideration to economic and other advantages that flow from active control of a business and its individual assets.

     Research indicates that premia over market prices received by shareholders of publicly traded selling companies varies greatly as a result of economic and industry conditions. Over the past decade, the bulk of aggregate premia have ranged from approximately 30% to over 60% over pre-offering minority prices, although some have tended to be both lower and higher.

     These premia reflect economic and other advantages that flow from the control of a business and its individual assets. These premia also reflect the uniqueness of the business, degree of regulation, and ease of entry into the industry, among other factors.

     Based upon the nature of AGRO and its underlying assets which are almost solely comprised of cash and cash equivalents, any premium for control would tend to be on the conservative side.

     Accordingly, it is my opinion that a 13.2% premium for control of AGRO appears on the lower side of a reasonable and fair range for the shareholders of AGRO.

     NET ASSET VALUE.  Accordingly to accepted definitions, net asset value
(NAV) is computed by deducting the total liabilities from the total assets of the company and dividing the result by the total number of outstanding shares. This equation is shown as follows:

         NAV = (Total Assets - Total Liabilities) / Shares Outstanding

     The NAV of a closed end investment fund, like AGRO, will fluctuate with the changes to the market price of the securities in which the fund has invested.

     As of June 30, 1997, according to Form 10-QSB, the NAV of AGRO was $3.74 per share. Most of the assets were liquid in nature, consisting of U.S. Treasury bills (valued at market value) and cash and cash equivalents. Two non-liquid investments, warrants in Globalink, Inc., and common stock in The Americas Group, Inc., were valued at fair value as determined by AGRO's Board of Directors. A review of the determination of these values of $8,800 and $260,000, respectively, was made and believed to be reasonable.

     AGRO's last traded stock price was at $2 13/16 per share. This translates into a discount from NAV of 24.8%. Though some funds trade at a premium, the majority of funds trade at a discount, often in the 10%-20% range or more. For example, as of July 31, 1997, Equus II, Inc., a capital appreciation fund traded at a 25.9% discount to NAV; Engex, Inc., another capital appreciation fund traded at a 22.5% discount to NAV; while Franklin Holding Corp., also a capital appreciation fund traded at a 31.8% discount to NAV. All three of these funds, used solely as examples, are traded on the American Stock Exchange; two have market caps of $10 million or less, while the third is in the low $80 million range. Funds traded in the over-the-counter market generally tend to have higher discounts.

     There are many factors accounting for this discount. Probably the most important factor is that they operate in relative obscurity, and hence demand for the shares is low.

     Many funds, invest in private placements, provide venture capital, or invest in companies under bankruptcy re-organization. The valuation of such investments is difficult since no direct measure of the marketability of the shares of these companies is available. Additionally, funds that make equity and equity-oriented investments in growth capital, leveraged buyouts, or recapitalizations are generally riskier and have higher discounts. Furthermore, country specific funds also tend to have higher relative discounts to NAV.

     The offer by JWCFS for each share in AGRO, at current market prices, at approximately $3.18 represents a discount to NAV of approximately 15.0%. Whether or not this is fair to the shareholders of AGRO depends upon their alternatives in maximizing value.

     Minority shareholders by definition lack power, in and of themselves, to control the election of the board of directors which oversees corporate policy.

     The tender by JWCFS is for all, but not less than 51% of the outstanding shares of AGRO. Clearly, and quite possible in this case, minority shareholders will not be bought out at the same time the controlling stockholder(s) sells. Thus a buyer can gain control without acquiring these minority shares.

     Minority shareholders do not possess many corporate prerogatives and lack the ability to: appoint management; determine management compensation and perquisites; set policy and change the course of business; acquire or liquidate assets; award contracts and select vendors and suppliers; make acquisitions; liquidate, dissolve, sell out, or recapitalize the company; sell or acquire treasury shares; declare and pay dividends; change the articles of incorporation or bylaws; and very importantly for closed end funds, attempt to open-end (or liquidate) the fund, thereby profiting from the disappearance of the discount.

     As was shown, minority shareholders have limited options. Given the fact that the shares of AGRO are thinly traded with a discount to NAV of 24.8%, an offer at approximately 15.0% below NAV would appear somewhat reasonable to shareholders of AGRO.

     Put another way, for the contemplated transaction to be successful, all parties must benefit. The relative degree to which each side benefits is a matter of subjectivity. To help quantify the benefit to each party, consider the following.

     At a NAV of $3.74 and a stock price of $2 13/16 pre share, there is approximately $0.93 of unrealized or discounted value to the shareholders of AGRO. With an offer of approximately $3.18 per share, AGRO shareholders will receive $0.37 of this discount, while JWCFS will benefit by $0.56 per share. Without other meaningful alternatives, except liquidation, shareholders receiving 37% of the benefit would tend to place the offer at the lower end of the reasonable/fairness range.

     LIQUIDATION VALUE. The liquidation value per share as it compares to the tender offer is an important factor to consider, even though minority shareholders do not possess the power to effectuate such change.

     The cost of liquidating or winding up the operations of AGRO are deducted from the NAV. The NAV of $3.74 per share is a starting point for this analysis and assumes no liquidation costs or other liabilities or obligations associated with terminated operations.

     The difference between the offered price per share by JWCFS of $3.18 and the NAV of $3.74 equates to $0.56 per share or less than $400,000, based upon 1,265,100 outstanding shares of common stock. If liquidation costs exceed this amount, shareholders of AGRO would benefit more from accepting JWCFS's offer rather than through liquidation.

     The costs associated with an AGRO liquidation are difficult to quantify. Legal, accounting and other expenses associated with an SEC filing have been estimated at $50,000. Liquidating the investment in The

Americas Group, Inc., would probably yield a value significantly lower than its fair value estimate of $260,000. This company is less than two years old and has not reached its true investment potential. Costs in liquidating this asset could range from 30% to 80% of its value, or reductions in value of between approximately $75,000 and $200,000. Other assets on the balance sheet subject to losses on liquidation include prepaid expenses, deferred tax assets, furniture and equipment, organizational costs and deposits. These assets have aggregate reported values of $48,400, at June 30, 1997; a conservative discount of 20% was estimated, translating into a reduction in value of approximately $10,000.

     There is one additional item of expense that must be considered in liquidation. AGRO has entered into an Employment Agreement with its President who also serves as the Chairman of the Board and Portfolio Manager. This Agreement terminates on August 30, 1999 and obligates AGRO to pay a salary that was $96,100 in 1996, but escalates with changes in the consumer price index. The level of compensation currently approximates $99,000 and is expected to increase next year. With approximately two years remaining in the Agreement, obligations to AGRO are estimated at $200,000.

     Estimates of overall liquidation costs range from $285,000 to $410,000 or $0.2253 to $0.3241 per share outstanding. Therefore, NAV in liquidation would approximate between $3.40 and $3.51.

OPINION

     As of the date hereof, based upon and subject to the foregoing, and based upon other matters as deemed relevant, it is our opinion that the consideration for the sale of The Americas Growth Fund, Inc., common stock to JW Charles Financial Services, Inc., at a VALUE OF $3.40 PER SHARE OR HIGHER would be fair to shareholders of The Americas Growth Fund, Inc., from a financial point of view.

     In the course of our analysis and review, we have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to us by management or otherwise available from public sources, and we have further assumed that management is unaware of any facts that would make the information provided to us incomplete or misleading. We have also taken into account our assessment of general economic, market and financial conditions and our experience in business valuations. Our opinion necessarily is based upon conditions as they exist and can be evaluated on the date hereof.

     Mitchell Kaye does not have nor contemplate having a financial interest in AGRO, JWCFS or any related operation. No portion of professional fees paid to Mitchell Kaye is contingent upon the conclusion reached in this opinion or in the consummation of any contemplated transaction.

     Mitchell Kaye certifies that he is a Senior member in good standing of the American Society of Appraisers in the Business Valuation discipline and The Association for Investment Management and Research (a successor to The Institute of Chartered Financial Analysts). All work is undertaken in conformity with the Codes of Ethics of both organizations.

Respectfully submitted,

/s/ MITCHELL KAYE

Mitchell Kaye, CFA, ASA

                                                                   EXHIBIT(a)(1)

               THE AMERICAS GROWTH FUND ANNOUNCES BOARD POSITION
              ON JW CHARLES FINANCIAL SERVICES, INC. TENDER OFFER

FOR IMMEDIATE RELEASE

     Miami, Florida, August 29, 1997 -- The Americas Growth Fund, Inc. (the "Company") (NASDAQ: AGRO) announced today that its board of directors has determined that the JW Charles Financial Services, Inc. offer to exchange shares of its common stock for all (but not less than 51%) of the outstanding shares of common stock of the Company is fair to, and in the best interests of, the stockholders of the Company. The Board, however, is encouraging each of the Company's stockholders to make an independent evaluation of the tender offer.

     Affiliates of JW Charles Financial Services, Inc. were instrumental in structuring the previously announced settlement of the stockholders' derivative suit against the Company, its board of directors and an affiliate of JW Charles Financial Services, Inc. Accordingly, the Board is not recommending that the stockholders accept the tender offer in order to avoid being perceived as biased in favor of JW Charles Financial Services, Inc.

     The Americas Growth Fund, Inc. is a business development company with an investment objective of achieving long-term capital appreciation of assets by investing in U.S. companies strategically-linked to the Caribbean and Latin America.

Contact:  Leonard J. Sokolow
        Chairman of the Board
        The Americas Growth Fund, Inc.
        (305) 374-3575

                                                                  Exhibit (a)(3)



                     [The Americas Growth Fund Stationery]

                                                                 August 29, 1997

TO THE STOCKHOLDERS OF THE AMERICAS GROWTH FUND, INC.

Dear Stockholder:

     On August 19, 1997, JW Charles Financial Services, Inc. ("JW Charles") commenced an offer (the "Offer") to exchange shares of common stock, par value $.001 per share, of JW Charles ("JW Charles Shares") for all (but not less than 51%) of the outstanding shares of common stock, par value $.01 per shares (the "Company Shares"), of The Americas Growth Fund, Inc. (the "Company").

     The Offer is being made upon the terms and subject to the conditions set forth in JW Charles' Prospectus ("Prospectus") dated August 14, 1997. Pursuant to the terms of the Offer, each Company Share validly tendered on or prior to 12:00 midnight, Atlanta time, on September 22, 1997 unless extended by JW Charles and not properly withdrawn will be entitled to receive that number of JW Charles Shares equal to the exchange ratio of 0.431, which was determined by dividing (a) $8.69 (the average of the last reported sales prices of JW Charles Shares on the American Stock Exchange for the ten trading days immediately preceding the initial filing with the Commission of the JW Charles' registration statement of which the Prospectus forms a part) into (b) $3.74 (the net asset value per Company Share of the Company as of March 31, 1997, as reported in the Company's Quarterly Report on Form 10-QSB for the period ended March 31, 1997.)

     Your Board of Directors has unanimously determined that the Offer is fair to, and in the best interests of, the stockholders of the Company. However, the Board is not recommending to the stockholders of the Company that they accept the Offer and tender their Company Shares to JW Charles for the reasons set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed by the Company with the Securities and Exchange Commission. THE BOARD OF DIRECTORS ENCOURAGES EACH OF THE COMPANY'S STOCKHOLDERS TO MAKE AN INDEPENDENT EVALUATION OF THE OFFER.

     The position of the Board of Directors is described in more detail in the enclosed Schedule 14D-9. In arriving at its position, the Board of Directors gave careful consideration to a number of factors. These factors included the opinion of Mitchell Kaye, the financial advisor to the Company, a copy of which is attached as Annex A to the Schedule 14D-9. WE URGE YOU TO READ CAREFULLY THE
SCHEDULE 14D-9 IN ITS ENTIRETY SO THAT YOU WILL BE MORE INFORMED AS TO THE BOARD'S POSITION WITH RESPECT TO THE TENDER OFFER.

     The management and directors of the Company thank you for the support you have given the Company.

     On behalf of the Board of Directors,

                                          Sincerely,

                                          By:    /s/ LEONARD J. SOKOLOW
                                            ------------------------------------
                                                     Leonard J. Sokolow
                                            Chairman and Chief Executive Officer

                                                                  EXHIBIT (c)(2)

                              SETTLEMENT AGREEMENT

     This SETTLEMENT AGREEMENT (the "Agreement") is made and entered into this 22nd day of August, 1997, by and between Kevin King, Herbert Hill, individually and as general partner of Double H Investment Co. and Bargelt Investments, Bonnie C. Hayes and Ronald Hayes, Leonard J. Sokolow, J. Antonio Villamil, Neil
R. Winter, Sanford B. Cohen, Martin C. Engelmann, JW Charles Securities, Inc. and The Americas Growth Fund, Inc. ("AGRO").

     WHEREAS, Kevin King, Herbert Hill as general partner of Double H Investment Co. and Bargelt Investments, Bonnie C. Hayes and Ronald Hayes brought an action against Leonard J. Sokolow, J. Antonio Villamil, Neil R. Winter, Sanford B. Cohen, Martin C. Engelmann, JW Charles Securities, Inc. and AGRO, now pending in the United States District Court for the Southern District of Florida, case number 96-CV-3672-Moore (the "Derivative Action"); and,

     WHEREAS, the Derivative Action seeks a permanent injunction and an accounting, and claims a breach of fiduciary duty, all arising out of (1) Leonard J. Sokolow's, J. Antonio Villamil's, Neil R. Winter's, Sanford B. Cohen's, and Martin C. Engelmann's approval of the terms of a never-consummated merger between AGRO and Advanced Electronic Support Products, Inc. ("AESP"); (2) Leonard J. Sokolow's, J. Antonio Villamil's, Neil R. Winter's, Sanford B. Cohen's, and Martin C. Engelmann's alleged failure to invest AGRO's assets by February 19, 1997; and (3) JW Charles Securities, Inc.'s alleged participation in negotiating the never-consummated merger between AGRO and AESP; and,

     WHEREAS, Kevin King, Herbert Hill as general partner of Double H Investment Co. and Bargelt Investments, Bonnie C. Hayes and Ronald Hayes did not find anything to indicate based upon information received and investigation made following the filing of the Derivative Action that (1) Leonard J. Sokolow's, J. Antonio Villamil's, Neil R. Winter's, Sanford B. Cohen's, and Martin C. Engelmann's approval of the terms of the never-consummated merger between the AGRO and AESP was not a valid exercise of their business judgment as directors, or that said approval was not given after exercising due diligence and in the good faith belief that the merger would benefit AGRO's shareholders; (2) AGRO's prospectus required investment of AGRO's assets by February 19, 1997; and, (3) JW Charles Securities, Inc.'s participation, if any, in negotiating the never-consummated merger between AGRO and AESP was wrongful; and,

     WHEREAS, Kevin King, Herbert Hill as general partner of Double H Investment Co. and Bargelt Investments, Bonnie C. Hayes and Ronald Hayes intend to sell all of the shares of AGRO which they own to third parties, in which event any standing they may have had to pursue the Derivative Action would be lost; and,

     WHEREAS, Leonard J. Sokolow, J. Antonio Villamil, Neil R. Winter, Sanford
B. Cohen, Martin C. Engelmann, JW Charles Securities, Inc. and AGRO have at all times contested the merit of the Derivative Action and the standing of Kevin King, Herbert Hill as general partner of Double H Investment Co. and Bargelt Investments, Bonnie C. Hayes and Ronald Hayes to initiate or pursue the Derivative Action; and,

     WHEREAS, AGRO was obligated to and had previously agreed to pay the legal expenses of Leonard J. Sokolow, J. Antonio Villamil, Neil R. Winter, Sanford B. Cohen, and Martin C. Engelmann, as well as its own legal expenses, in defending the Derivative Action; and,

     WHEREAS, Kevin King, Herbert Hill as general partner of Double H Investment Co. and Bargelt Investments, Bonnie C. Hayes and Ronald Hayes, Leonard J. Sokolow, J. Antonio Villamil, Neil R. Winter, Sanford B. Cohen, Martin C. Engelmann, JW Charles Securities, Inc. and AGRO wish to enter into a settlement of the Derivative Action;

     NOW, THEREFORE, in consideration of the mutual agreements and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Kevin King, Herbert Hill as general partner of Double H Investment Co. and Bargelt Investments, Bonnie C. Hayes and Ronald Hayes, Leonard J. Sokolow, J. Antonio Villamil, Neil R. Winter, Sanford B. Cohen, Martin C. Engelmann, JW Charles Securities, Inc. and AGRO hereby covenant and agree as follows:

          1. Upon the execution of this Agreement, Kevin King, Herbert Hill, individually and as general partner of Double H Investment Co. and Bargelt Investments, Bonnie C. Hayes and Ronald Hayes shall deliver executed general releases, in the form attached as Exhibit "A" to this Agreement, to Lucio, Mandler, Croland, Bronstein, Garbett, Stiphany & Martinez, P. A., counsel for AGRO (the "Escrow Agent"). Lucio, Mandler, Croland, Bronstein, Garbett, Stiphany & Martinez, P. A. has agreed to act as Escrow Agent in accordance with the provisions of the Escrow Agreement executed simultaneously with this Agreement.

          2. Upon the execution of this Agreement, Leonard J. Sokolow, J. Antonio Villamil, Neil R. Winter, Sanford B. Cohen, Martin C. Engelmann, JW Charles Securities, Inc. and AGRO shall deliver executed releases, in the form attached as Exhibit "B" to this Agreement, to the Escrow Agent.

          3. JW Charles Securities, Inc. shall deliver $25,000 to the Escrow Agent. The Escrow Agent shall pay the $25,000 to Investors' Law Center, P.A., at such time as the Escrow Agent receives a certified copy of an order approving this settlement and dismissing the Derivative Action with prejudice. All parties to this Agreement and their counsel will cooperate to promptly submit this settlement to the United District Court for the Southern District of Florida for approval, and to obtain the dismissal with prejudice of the Derivative Action.

          4. This Settlement Agreement may be executed in one or more counterparts, which, when executed by all parties, shall be taken together and constitute one agreement.

     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed on August 22, 1997.

            /s/ BONNIE C. HAYES                                    /s/ KEVIN KING
--------------------------------------------  --------------------------------------------------------
              Bonnie C. Hayes                                        Kevin King
              /s/ RONALD HAYES                                    /s/ HERBERT HILL
--------------------------------------------  --------------------------------------------------------
                Ronald Hayes                             Herbert Hill, individually and as
                                                     general partner of DOUBLE H INVESTMENT CO.
                                                              and BARGELT INVESTMENTS


                                                               /s/ LEONARD J. SOKOLOW
                                              --------------------------------------------------------
                                                                  Leonard J. Sokolow


                                                               /s/ J. ANTONIO VILLAMIL
                                              --------------------------------------------------------
                                                                J. Antonio Villamil


                                                                /s/ NEIL R. WINTER
                                              --------------------------------------------------------
                                                                   Neil R. Winter


                                                                /s/ SANFORD B. COHEN
                                              --------------------------------------------------------
                                                                  Sanford B. Cohen


                                                             /s/ MARTIN C. ENGELMANN
                                              --------------------------------------------------------
                                                               Martin C. Engelmann



                                          JW CHARLES SECURITIES, INC.

                                          By:     /s/ CHARLES E. SCARLETT
                                              ----------------------------------
                                            Name: Charles E. Scarlett
                                            Office: General Counsel

                                          THE AMERICAS GROWTH FUND, INC.

                                          By:    /s/ LEONARD J. SOKOLOW
                                            ------------------------------------
                                            Name: Leonard J. Sokolow
                                            Office: President

                                                                  EXHIBIT (c)(3)

                                ESCROW AGREEMENT

     This ESCROW AGREEMENT is made and entered into this 22nd day of August, 1997, by and between Kevin King, Herbert Hill, as general partner of Double H Investment Co. and Bargelt Investments, Bonnie C. Hayes and Ronald Hayes (hereinafter collectively called "Sellers"), Leonard J. Sokolow, J. Antonio Villamil, Neil R. Winter, Sanford B. Cohen, Martin C. Engelmann, JW Charles Securities, Inc., The Americas Growth Fund, Inc. ("AGRO") and Lucio, Mandler, Croland, Bronstein, Garbett, Stiphany & Martinez, P.A. ("Escrow Agent").

     NOW THEREFORE, in consideration of the mutual agreements and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby covenant and agree as follows:

          1. Within three (3) days of execution of this Escrow Agreement by all parties, Escrow Agent shall open an account (the "Escrow Account") at Smith Barney Inc. Escrow Agent shall promptly transmit the account number for the Escrow Account to Investors' Law Center, P.A., 4800 North Federal Highway, Suite 307B, Boca Raton, Florida 33431, facsimile (561) 368-7158, in writing.

          2. Within thirty (30) days of Escrow Agent's transmission, as provided in paragraph 1 above, of the Escrow Account number, Sellers shall cause their brokers to transfer a total of 155,800 shares of AGRO to the Escrow Account.

          3. A Buyer or Buyers, whose identity is to be disclosed to Escrow Agent in writing within five days of execution of this Escrow Agreement, shall deliver $486,875, by check or wire, to Escrow Agent, representing $3.125 per share for the 155,800 shares of AGRO.

          4. At the time of execution of this Escrow Agreement, Sellers shall deliver a fully executed General Release to Escrow Agent, in the form attached to this Escrow Agreement as Exhibit "A". At the time of execution of this Escrow Agreement, Leonard J. Sokolow, J. Antonio Villamil, Neil R. Winter, Sanford B. Cohen, Martin C. Engelmann, JW Charles Securities, Inc. and AGRO shall deliver a fully executed Release to Escrow Agent, in the form attached to this Escrow Agreement as Exhibit "B".

          5. Within five (5) days of execution of this Escrow Agreement, JW Charles Securities, Inc. shall deliver $25,000, by check or wire, to Escrow Agent.

          6. Upon receipt of all documents, securities and monies described in paragraphs 2 through 5, above, and upon clearance of the funds described in paragraph 3 above, Escrow Agent shall deliver the 155,800 shares of AGRO to Buyer or Buyers. Escrow Agent shall simultaneously pay the $486,875 to Investors' Law Center P.A. Escrow Agent shall simultaneously deliver the General Release to AGRO. Escrow Agent shall simultaneously deliver the Release to Investors' Law Center, P.A.

          7. Upon receipt of a certified copy of an order from the United States District Court for the Southern District of Florida in the action styled Kevin King, Herbert Hill as general partner of Double H Investment Co. and Bargelt Investments, Bonnie C. Hayes and Ronald Hayes v. Leonard J. Sokolow, J. Antonio Villamil, Neil R. Winter, Sanford B. Cohen, Martin C. Engelmann, JW Charles Securities, Inc. and The Americas Growth Fund, Inc., Case Number 96-CV-3672 (hereinafter "the Derivative Action") approving the settlement of the Derivative Action and dismissing the Derivative Action with prejudice, Escrow Agent shall pay the $25,000 to Investors' Law Center, P.A.

          8. Upon receipt of a certified copy of an Order from the United States District Court for the Southern District of Florida declining to approve the settlement or to dismiss the Derivative Action with prejudice, Escrow Agent shall pay the $25,000 to JW Charles Securities, Inc.

          9. All parties agree as follows:

             i. The Escrow Agent shall not be deemed to have knowledge of any matter or thing unless and until the Escrow Agent has actually received written notice of such matter or thing. The Escrow Agent shall not be charged with any constructive notice of any matter or thing whatsoever.

             ii. The Escrow Agent did not prepare or negotiate the Settlement Agreement executed in connection with the Derivative Action, nor did it participate in its preparation or negotiation. This Escrow Agreement has been negotiated by all parties both as to its substance and as to its form. There shall not be applied a rule of law or rule of construction whereby this Escrow Agreement or any of the terms or provisions hereof shall be construed in favor of or against any party by reason of the identity of the attorney or the party by whom it was prepared. The language of this Escrow Agreement shall be construed according to its fair meaning and not strictly for or against any party.

             iii. In the event Escrow Agent becomes aware that a dispute ("Dispute") has arisen between or among any parties to this Escrow Agreement inter se or with any third party or parties as to the entitlement to any part of the Escrow Items or as to the proper disposition of all or part of the Escrow Items being held by the Escrow Agent, or in the event the Escrow Agent shall be in doubt as to its proper course of action hereunder, it may, in its sole discretion, either a) continue to hold the Escrow Items until the parties to the Dispute mutually agree to disbursement thereof, or until a court of competent jurisdiction shall determine the rights of the parties thereto, or it may b) institute an interpleader action and tender for deposit all the monies, securities or documents then held pursuant to this Escrow Agreement to the Circuit Court of Dade County, Florida, and, upon notifying all parties concerned of such action, all future liability on the part of Escrow Agent shall fully terminate. In the event of any suit between or among any of the parties hereto inter se or with a third party or parties wherein Escrow Agent is made a party by virtue of acting as such hereunder, or in the event of any suit wherein Escrow Agent interpleads the subject matter of this escrow, Escrow Agent shall be entitled to recover reasonable attorneys' fees and other reasonable costs incurred, said fees and costs to be charged initially against the res and later assessed as court costs in favor of the prevailing party (notwithstanding that Escrow Agent may represent itself in such proceeding).

             iv. It is agreed that the duties of Escrow Agent are only such as are herein specifically provided and are purely ministerial in nature. Hence, Escrow Agent shall not be held liable for any matter or thing, except for Escrow Agent's gross negligence or willful misconduct. All parties hereby jointly and severally agree to indemnify Escrow Agent and hold Escrow Agent harmless from any claim asserted against it and from any damages, costs, expenses, liability and/or losses sustained by Escrow Agent (except for Escrow Agent's gross negligence or willful misconduct) including, but not limited to, reasonable attorney's fees for Escrow Agent's attorney(s) through and including all appeals and whether or not litigation is instituted.

             v. If the Escrow Items or any sums delivered to the Escrow Agent are in the form of a check or in any form other than cash, the Escrow Agent shall deposit same as required but shall not be liable for the non-payment thereof.

             vi. The Escrow Agent shall not be bound by any modification, cancellation, or rescission of this Escrow Agreement unless in writing, and signed by all the parties to this Escrow Agreement. In no event shall any modification of this Escrow Agreement, which shall affect the rights or duties of the Escrow Agent, be binding on the Escrow Agent unless it shall have given its prior written consent thereto.

             vii. All parties agree that Escrow Agent shall not be liable to any party or person whomsoever for misdelivery of any portion of the Escrow Items unless such misdelivery shall be due to willful breach of this Agreement or gross negligence on the part of Escrow Agent. The parties hereto acknowledge that the Escrow Agent acts in the capacity of counsel to AGRO and waive any objection that they may have with regard to its acting in either capacity. A copy of all letters delivered or mailed by any of the parties hereto to the Escrow Agent pursuant to this Escrow Agreement shall be sent or delivered simultaneously to the other parties to this Escrow Agreement.

             viii. The parties agree, jointly and severally, to defend and indemnify Escrow Agent, whether then serving or not, and to hold it harmless from any claims, damages, costs, expenses, liabilities and/or losses arising from its having served as Escrow Agent hereunder (except for such Escrow Agent's gross negligence or willful misconduct), including, but not limited to, reasonable attorney's fees for the Escrow Agent's attorney(s) through and including all appeals and whether or not litigation is instituted. This indemnity shall survive the Escrow Agent's resignation and the depletion of the Escrow Items.

             ix. This Agreement is binding upon the parties hereto, their successors and assigns, and shall be construed under, and governed by, the laws of the State of Florida.

             x. AGRO shall be responsible to compensate Escrow Agent for its undertakings hereunder at Escrow Agent's standard hourly rates and to reimburse escrow agent for expenses incurred in discharging its duties under paragraphs 1 through 8, above.

          10. This Escrow Agreement may be executed in one or more counterparts, which, when executed by all the parties, shall be taken together and constitute one agreement.

     IN WITNESS WHEREOF, the parties have caused this Escrow Agreement to be executed on August 22, 1997.

                                                /s/ KEVIN KING
                                      ------------------------------------------
                                                    Kevin King

                                               /s/ HERBERT HILL
                                      ------------------------------------------
                                      Herbert Hill, individually and as
                                      general partner of DOUBLE H INVESTMENT CO.
                                      and BARGELT INVESTMENTS

                                               /s/ BONNIE C. HAYES
                                      ------------------------------------------
                                                   Bonnie C. Hayes

                                               /s/ RONALD HAYES
                                      ------------------------------------------
                                                   Ronald Hayes

                                               /s/ LEONARD J. SOKOLOW
                                      ------------------------------------------
                                                   Leonard J. Sokolow

                                               /s/ J. ANTONIO VILLAMIL
                                      ------------------------------------------
                                                   J. Antonio Villamil

                                               /s/ NEIL R. WINTER
                                      ------------------------------------------
                                                   Neil R. Winter

                                                 /s/ SANFORD B. COHEN
                                          --------------------------------------
                                                     Sanford B. Cohen

                                                /s/ MARTIN C. ENGELMANN
                                          --------------------------------------
                                                   Martin C. Engelmann

                                          JW CHARLES SECURITIES, INC.

                                          By:    /s/ CHARLES E. SCARLETT
                                            ------------------------------------
                                            Name: Charles E. Scarlett
                                            Office: General Counsel

                                          THE AMERICAS GROWTH FUND, INC.

                                          By:    /s/ LEONARD J. SOKOLOW
                                            ------------------------------------
                                            Name: Leonard J. Sokolow
                                            Office: President

                                          LUCIO, MANDLER, CROLAND, BRONSTEIN,
                                          GARBETT, STIPHANY & MARTINEZ, P.A.

                                          By:     /s/ DAVID S. GARBETT
                                            ------------------------------------
                                            Name: David S. Garbett

                                                                  EXHIBIT (c)(4)

                                GENERAL RELEASE

     This GENERAL RELEASE is made and entered into this 22nd day of August, 1997 by and between Kevin King, Herbert Hill, individually and as general partner of Double H Investment Co. and Bargelt Investments, Bonnie C. Hayes and Ronald Hayes, and Leonard J. Sokolow, J. Antonio Villamil, Neil R. Winter, Sanford B. Cohen, Martin C. Engelmann, JW Charles Securities, Inc. and The Americas Growth Fund, Inc. ("AGRO").

     NOW, THEREFORE, in consideration of the mutual agreements and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Kevin King, Herbert Hill, individually and as general partner of Double H Investment Co. and Bargelt Investments, Bonnie C. Hayes and Ronald Hayes, and Leonard J. Sokolow, J. Antonio Villamil, Neil R. Winter, Sanford B. Cohen, Martin C. Engelmann, JW Charles Securities, Inc. and AGRO hereby covenant and agree as follows:

          1. Kevin King, Herbert Hill, individually and as general partner of Double H Investment Co. and Bargelt Investments, Bonnie C. Hayes and Ronald Hayes, and their successors, heirs, beneficiaries, personal representatives, and assigns (hereinafter "RELEASORS"), hereby release and forever discharge Leonard J. Sokolow, J. Antonio Villamil, Neil R. Winter, Sanford B. Cohen, Martin C. Engelmann, JW Charles Securities, Inc. and AGRO, and their predecessors, subsidiaries, affiliates, parent corporations, and each of their respective present and former officers, agents, employees, shareholders, directors, attorneys, insurers, sureties, successors and assigns (hereinafter collectively referred to as "RELEASEES") of and from all actions, causes of actions, suits, debts, claims and demands whatsoever, in law or equity, which RELEASORS ever had, now have or hereafter can, shall or may have, from the beginning of the world to the date of these presents. This release, however, is not a release of Releasees' obligations under the Settlement Agreement or the Escrow Agreement executed by Releasors and Releasees in connection with the lawsuit styled Kevin King, Herbert Hill as general partner of Double H Investment Co. and Bargelt Investments, Bonnie C. Hayes and Ronald Hayes v. Leonard J. Sokolow, J. Antonio Villamil, Neil R. Winter, Sanford B. Cohen, Martin C. Engelmann, JW Charles Securities, Inc. and The Americas Growth Fund, Inc., filed in the United States District Court for the Southern District of Florida, Case Number 96-CV-3672.

          2. RELEASORS acknowledge that their execution and delivery of this GENERAL RELEASE is based on their own determination of the underlying facts without reliance on any statement or representation of any officer, director, employee, attorney or agent of RELEASEES.

          3. This GENERAL RELEASE may not be changed orally. RELEASORS acknowledge that they fully understand, and have obtained advice of counsel concerning, the terms and effect of this GENERAL RELEASE.

          4. This General Release may be executed in one or more counterparts, which, when executed by all the parties, shall be taken together and constitute one General Release.

     IN WITNESS WHEREOF, RELEASORS have caused this GENERAL RELEASE to be executed on August 22, 1997.

                                                /s/ KEVIN KING
                                      -----------------------------------------
                                                    Kevin King

                                               /s/ HERBERT HILL
                                      -----------------------------------------
                                      Herbert Hill, individually and as general
                                      partner of DOUBLE H INVESTMENT CO. and
                                      BARGELT INVESTMENTS

                                               /s/ BONNIE C. HAYES
                                      -----------------------------------------
                                                   Bonnie C. Hayes

                                               /s/ RONALD HAYES
                                      -----------------------------------------
                                                   Ronald Hayes

                                                                  EXHIBIT (c)(5)

                                GENERAL RELEASE

     This GENERAL RELEASE is made and entered into this 22nd day of August, 1997 by and between Leonard J. Sokolow, J. Antonio Villamil, Neil R. Winter, Sanford
B. Cohen, Martin C. Engelmann, JW Charles Securities, Inc. and The Americas Growth Fund, Inc. ("AGRO"), and Kevin King, Herbert Hill, individually and as general partner of Double H Investment Co. and Bargelt Investments, Bonnie C. Hayes and Ronald Hayes.

     NOW THEREFORE, in consideration of the mutual agreements and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Leonard J. Sokolow, J. Antonio Villamil, Neil R. Winter, Sanford B. Cohen, Martin C. Engelmann, JW Charles Securities, Inc. and AGRO, and Kevin King, Herbert Hill, individually and as general partner of Double H Investment Co. and Bargelt Investments, Bonnie C. Hayes and Ronald Hayes hereby covenant and agree as follows:

          1. Leonard J. Sokolow, J. Antonio Villamil, Neil R. Winter, Sanford B. Cohen, Martin C. Engelmann, JW Charles Securities, Inc. and AGRO, and their successors, heirs, beneficiaries, personal representatives, and assigns (hereinafter "RELEASORS"), hereby release and forever discharge Kevin King, Herbert Hill, individually and as general partner of Double H Investment Co. and Bargelt Investments, Bonnie C. Hayes and Ronald Hayes, and their successors, predecessors, heirs, beneficiaries, personal representatives, attorneys, insurers, sureties, and assigns (hereinafter collectively referred to as "RELEASEES") of and from all actions, causes of actions, suits, debts, claims and demands whatsoever, in law or equity, which RELEASORS ever had, now have or hereafter can, shall or may have, from the beginning of the world to the date of these presents. This release, however, is not a release of Releasees' obligations under the Settlement Agreement or the Escrow Agreement executed by Releasors and Releasees in connection with the lawsuit styled Kevin King, Herbert Hill as general partner of Double H Investment Co. and Bargelt Investments, Bonnie C. Hayes and Ronald Hayes v. Leonard J. Sokolow, J. Antonio Villamil, Neil R. Winter, Sanford B. Cohen, Martin C. Engelmann, JW Charles Securities, Inc. and The Americas Growth Fund, Inc., filed in the United States District Court for the Southern District of Florida, Case Number 96-CV-3672

          2. RELEASORS acknowledge that their execution and delivery of this GENERAL RELEASE is based on their own determination of the underlying facts without reliance on any statement or representation of any officer, director, employee, attorney or agent of RELEASEES.

          3. This GENERAL RELEASE may not be changed orally. RELEASORS acknowledge that they fully understand, and have obtained advice of counsel concerning, the terms and effect of this GENERAL RELEASE.

          4. This General Release may be executed in one or more counterparts, which, when executed by all the parties, shall be taken together and constitute one General Release.

     IN WITNESS WHEREOF, RELEASORS have caused this GENERAL RELEASE to be executed on August 22, 1997.

                                                /s/ LEONARD J. SOKOLOW
                                          --------------------------------------
                                                    Leonard J. Sokolow

                                                /s/ J. ANTONIO VILLAMIL
                                          --------------------------------------
                                                   J. Antonio Villamil

                                                  /s/ NEIL R. WINTER
                                          --------------------------------------
                                                      Neil R. Winter

                                                 /s/ SANFORD B. COHEN
                                          --------------------------------------
                                                     Sanford B. Cohen

                                                /s/ MARTIN C. ENGELMANN
                                          --------------------------------------
                                                   Martin C. Engelmann



                                          JW CHARLES SECURITIES, INC.

                                          By:    /s/ CHARLES E. SCARLETT
                                            ------------------------------------
                                            Name: Charles E. Scarlett
                                            Office: General Counsel



                                          THE AMERICAS GROWTH FUND, INC.

                                          By:    /s/ LEONARD J. SOKOLOW
                                            ------------------------------------
                                            Name: Leonard J. Sokolow
                                            Office: President






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